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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

H&R BLOCK, INC.
(Name of Issuer)

Common Stock, No Par Value
(Title of Class of Securities)

 093671105
(CUSIP Number)

Janet L. Reali
Harris Associates L.P.
Two North LaSalle Street
Suite 500
Chicago, Illinois 60602
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 13, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule D, and is filing this schedule because of Sec. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    x

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Sec. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.  Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
     Harris Associates L.P.  04-3276558

2.  Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)
     (b)  x

3.  SEC Use Only

4.  Source of Funds (See Instructions)
     OO

5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization
     Delaware

Number of    7.  Sole Voting Power
Shares                 0
Beneficially
Owned by    8.  Shared Voting Power
Each                   21,856,500
Reporting
Person With 9.  Sole Dispositive Power
                           578,300

                    10.  Shared Dispositive Power
                           21,278, 200

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
       21,856,500

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.  Percent of Class Represented by Amount in Row (11)
       6.76%

14.  Type if Reporting Person (See Instructions)
        IA; PN

Item 1.  Security and Issuer

This Schedule 13D relates to the common stock, no par value (the "Common Stock"), of H&R Block, Inc. a Missouri corporation (the "Issuer"), and the principal executive offices of the Issuer are located at One H&R Block Way, Kansas City, MO 64105.  The common stock is traded on the New York Stock Exchange.

Item 2.  Identity and Background

(a) Name.  The person filing this Schedule D is Harris Associates L.P. ("HALP").  HALP is also referred to as the "Reporting Person."  HALP exercises sole or shared dispositive power and shared voting power with respect to the Issuer's shares of Common Stock held by HALP on behalf of its clients.  Such voting authority may be withdrawn by HALP clients at any time.  HALP disclaims that it is a member of any Group, as defined in Rule 13d-5(b)(1).  HALP's general partner is Harris Associates Inc., a Delaware corporation, which is wholly-owned by Natixis Global Asset Management Holdings, LLC ("Natixis").  HALP disclaims that Natixis beneficially holds any of the Issuer's shares of Common Stock held by HALP on behalf of HALP's clients.

(b) Business Address.  Harris Associates L.P., Two North LaSalle Street, Suite 500, Chicago, IL 60602.

(c) Principal Occupation.  HALP is a registered investment adviser under the Investment Advisers Act of 1940.  HALP has the power and authority to make decisions to buy and sell securities on behalf of its clients.

(d)  The Reporting Person has not, during the last five years, been convicted in any criminal proceedings.

(e)  The Reporting Person has not, during the last five years, been a party to a civil proceeding of any judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

(f)  HALP is a limited partnership organized under the laws of the state of Delaware.

Item 3.  Source and Amount of Funds or Other Consideration

HALP has acquired on behalf of its clients 21,856,500 shares of Common Stock at an approximate aggregate purchase price of $230,436,383.78.  Funds for these purchases were derived from HALP clients.

Item 4.  Purpose of Transaction

The securities reported in this filing have been purchased and held for investment purposes on behalf of client accounts over which HALP has either sole or shared discretionary investment or voting power.  HALP has been a significant shareholder of the Issuer since 1998.   In making this filing, HALP is acting on its own accord on behalf of its clients and not in concert with any other investor or as a part of any group.

At the annual meeting of shareholders to be held on September 6, 2007, three directors are to be elected to the Issuer's Board of Directors.  Management of the Issuer has recommended the re-election of three individuals currently serving on the Board.  Breeden Partners L.P., another shareholder of the Issuer, has filed a Proxy Statement seeking to elect three nominees of Breeden Partners instead of the three directors proposed by the Issuer.  Representatives of HALP have reviewed the proxy materials provided by the Issuer and Breeden Partners and have met separately with representatives of the Issuer and representatives of Breeden Partners.  After carefully considering the positions expressed by both parties and based on its investment analysis, it is HALP's present intention to vote the shares held on behalf of its clients in favor of the nominees of Breeden Partners.  HALP believes that the election of the Breeden Partners nominees is most likely to improve shareholder returns and is in the best interests of shareholders.

Representatives of HALP may discuss with other shareholders, management, the Board of Directors and others its views concerning the election of directors and other matters related to the Issuer.  Depending on HALP's assessment of future developments, it may acquire additional Issuer securities on behalf of its clients or may determine to sell or otherwise dispose of all or some holdings in the Issuer or take any other action it deems to be in its clients' best interest.

Except as set forth herein, HALP has no present plans or proposals that would result in or relate to any of the transactions or changes listed in Items 4(a) through 4(j) of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

(a)

                                                                Number of                   Percentage
Reporting Person                                Shares                        of Shares
Harris Associates L.P.                        21,856,500                    6.76%

(b)  HALP currently exercises voting authority over shares of Common Stock held in the accounts of its clients that have delegated proxy voting authority to HALP.  Such voting authority may be withdrawn by HALP clients at any time.

  Sole power to vote or direct the vote:  0

  Shared power to vote or direct the vote:  21,856,500

  Sole power to dispose or to direct the disposition:  578,300

  Shared power to dispose or direct the disposition:  21,278,200

(c)  The following table sets forth the transactions effected by HALP on behalf of clients in the shares of Common Stock during the last 60 days:

Date	Number of Shares	Average Price Per Share	Transaction Effected

8/2/07	1,900	$20.235	Open Market Sale

8/7/07	5,900	$19.950	Open Market Sale

(d) HALP, an investment advisor registered under the Investment Advisers Act of 1940, pursuant to the terms of its investment advisory contracts with its clients, has sole or shared dispositive power over the shares of Common Stock in the investment advisory accounts of its clients.  The individual clients, none of which individually owns beneficially more than 5% of the total class of such securities, have the right to receive, or the power to direct, the receipt of dividends from, and the proceeds from the sale of, the shares of Common Stock.

(e)  Not Applicable

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
None.

Item 7.  Material to Be Filed as Exhibits
None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HARRIS ASSOCIATES L.P.	Date: August 13, 2007

/s/ Janet L. Reali
By: Janet L. Reali
Its: General Counsel